Filed Pursuant to Rule 424(b)(3)

Registration No. 333-220646

STRATEGIC STUDENT & SENIOR HOUSING TRUST, INC.

SUPPLEMENT NO. 2 DATED JUNE 21, 2019

TO THE PROSPECTUS DATED APRIL 19, 2019

This document supplements, and should be read in conjunction with, the prospectus of Strategic Student & Senior Housing Trust, Inc. dated April 19, 2019 and Supplement No. 1 dated May 17, 2019. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•	an update on the status of our public offering;

•	the suspension of the sale of shares of Class A, Class T, and Class W common stock in our primary offering.

Status of Our Offering

Pursuant to our private offering, which terminated on March 15, 2018, we sold approximately $93 million in Class A shares, or approximately 10.8 million Class A shares. On May 1, 2018, our public offering was declared effective. As of June 14, 2019, we had sold approximately 356,000 Class A shares, approximately 70,000 Class T shares, and approximately 83,000 Class W shares for gross offering proceeds of $5.1 million in our primary offering. As of June 14, 2019, approximately $1.1 billion in shares remained available for sale in our public offering, including shares available pursuant to our distribution reinvestment plan.

Suspension of Sale of Shares of Class A, Class T, and Class W Common Stock

On June 21, 2019, our board of directors approved the suspension of the sale of Class A shares, Class T shares, and Class W shares in the primary portion of our public offering, effective June 21, 2019. We have filed an amendment to our Registration Statement to register two new classes of shares with the Securities and Exchange Commission (the “SEC”): Class Y shares of common stock and Class Z shares of common stock. If the amendment is declared effective by the SEC, we intend to begin selling Class Y and Class Z shares to the public at that time.

Our policy will be to accept subscription agreements only if they were received in good order and fully funded on or before the close of business on June 20, 2019. We currently plan to continue to offer shares of Class A, Class T, and Class W common stock under our distribution reinvestment plan; however, we may terminate the distribution reinvestment plan offering at any time.